Exhibit 99.5

RNS Number:6401F
Wolseley PLC
25 November 2004

Notifications under Listing Rule 16.13

The Wolseley plc 2002 Long Term Incentive Scheme (‘LTIS’) – 2004 Award

Following shareholder approval at the Annual General Meeting on 18 November 2004 to convert the LTIS into an equity, rather than a cash-based scheme, a conditional allocation of ordinary shares of 25p each in the capital of the Company was made on 25 November 2004 under the LTIS to 76 Senior Executives, including 5 Executive Directors. These shares will only vest upon the achievement of certain corporate performance targets measured over a three year period. No consideration is payable either at allocation or on vesting of all or part of the awards.

The following table shows the conditional allocation made under the LTIS on 25 November 2004.

Name	Conditional allocation made 25 November 2004

C A Banks	95,308
F N Hord	38,843
C A S Hornsby	40,281
G Legtmann	23,688
S P Webster	34,884

For further information please contact:

Mark J White
Group Company Secretary and Counsel
0118 929 8700

ends.

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